Exhibit 1.01

WestRock Company

Conflict Minerals Report

For the Reporting Period from January 1, 2023 to December 31, 2023

1. OVERVIEW

This Conflict Minerals Report (this “Report”) for the period from January 1, 2023 to December 31, 2023 is presented as an exhibit to the Specialized Disclosure Report on Form SD to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (together, the “Rule”). As used herein, and consistent with the Rule, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold and wolframite and their derivatives tin, tantalum, tungsten (such derivatives together with gold, collectively, “3TG”), without regard to the location of origin of the conflict minerals, and “covered countries” refers to the Democratic Republic of the Congo and any adjoining country.

WestRock Company (together with its subsidiaries, “we,” “us,” “our” or the “Company”) is a multinational provider of innovative, sustainable, fiber-based paper and packaging solutions for consumer and corrugated packaging markets. As of September 30, 2023, we had more than 325 operating facilities and more than 55,000 employees. The vast majority of products that we manufacture or contract to manufacture are made from renewable, wood fiber and/or recycled materials. We also manufacture packaging machinery and permanent displays that may contain electronic and other solid metal components, a relatively small number of which may contain 3TG.

Because we determined that 3TG is necessary to the functionality of certain components of permanent displays and packaging machinery we manufacture or contract to manufacture, we are required to undertake a reasonable country of origin inquiry (“RCOI”) to determine if the 3TG originated in a covered country or is from recycled or scrap sources. Based on this process, we have reason to believe (i) certain of these products originated or may have originated in the covered countries and (ii) those necessary 3TG metals are not or may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of the necessary 3TG but were unable to determine its country of origin. We plan to continue our efforts to mitigate the risk that 3TG necessary to the functionality or production of our products benefits or finances armed groups in a covered country.

2. REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

We designed our RCOI and due diligence measures to conform, in all material respects, with the framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for 3TG.

The Company has established a Conflict Minerals Policy, accessible through our website, that articulates our goal to use only 3TG that does not directly or indirectly finance or benefit armed groups in any covered country. Also, our standard form supply agreement templates and continuing product guarantee forms for materials that become a part of our finished products contain provisions that require suppliers to provide us with information about the existence and source of 3TG in their products (the “3TG provisions”). In addition, we have published comprehensive Supplier Principles of Conduct that require full compliance with applicable laws and explicitly state that suppliers shall not provide WestRock with products that contain any 3TG metals from covered countries. We also maintain mechanisms for employees and suppliers to report possible improper or unethical issues. Suppliers and other third parties may report concerns using our Responsible Sourcing webpage. Employees may report concerns through business resources, the legal department or our ethics hotline.

Our supply chain is both global and complex. There are multiple tiers of suppliers between us and the original sources of the metal components we purchase, and these components are multiple manufacturing steps downstream of smelters. As a result, we used a data-driven and risk-based approach (i) to identify products manufactured by us or contracted to be manufactured by us during the reporting period that contain or may contain 3TG necessary to their functionality or production and (ii) to determine if the 3TG has or may have originated from the covered countries. To identify which metals, if any, are contained in these products, a cross-functional team reviewed relevant data resources, such as declaration/certification surveys and procurement data. The team included individuals from the procurement, operations, product stewardship and legal departments. Our Chief Procurement Officer and Chief Environmental Officer co-sponsor the team. We also distributed a survey to the general managers of our manufacturing locations, excluding recycling and wood chip plants, to identify products manufactured or contracted to be manufactured during the reporting period that potentially contained 3TG and, as applicable, the relevant suppliers.

Based on the results of the reviews and surveys, we endeavored to engage approximately 230 direct suppliers of these materials (the “identified suppliers”), which we have determined is the most effective way to gather information on the source and chain of custody of 3TG. For this reporting period, we requested that all identified suppliers either complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) or confirm to us that their responses had not changed from the prior year.

We reviewed, assessed and categorized more than 130 identified supplier responses to evaluate whether the materials in question contained or may contain 3TG and, if so, whether any smelters in the identified supplier’s supply chain sourced the 3TG from the covered countries. We utilized the audit results of 3TG smelters and refiners available through RMI as part of this analysis. We reviewed this data against risk-based criteria developed by our team and grouped the supplier responses into categories indicating the level of potential risk. The substantial majority of supplier responses indicated that their products did not contain any 3TG. However, certain suppliers were unable to determine whether the products we purchased contained 3TG or whether necessary 3TG therein originated in a covered country, and we classified these responses as higher risk. We requested follow-up information from many of these suppliers and repeatedly requested a completed CMRT from non-responding suppliers.

Following our analysis, we concluded that this information did not provide sufficient detail to identify which smelter(s) processed the 3TG contained in our products; therefore, we are unable to determine the smelters used to produce the 3TG in our products during the reporting period. Likewise, we have insufficient data to enable us to identify the country of origin of all 3TG in our products.

3. RISK MITIGATION STEPS

We view the process described above as ongoing. We continue to expect our suppliers to comply with our Conflict Minerals Policy and, consistent with our recently updated Supplier Principles of Conduct, to disclose to us if they source any 3TG in our products from covered countries. We intend to continue our engagement with suppliers about these issues. We also plan to continue including 3TG provisions to the extent possible in new and amended supplier contracts and certain continuing product guarantees.

4. FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report reflect our expectation with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Forward-looking statements are subject to a variety of uncertainties, unknown risks and other factors concerning our operations and business environment, are difficult to predict and may be beyond our control. Factors that could adversely affect our future performance with respect to the matters discussed in this Report include those described under the heading “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended September 30, 2023 and subsequent filings with the Securities and Exchange Commission; the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers; and the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain.